TENAX THERAPEUTICS, INC.
One Copley Parkway, Suite 490
Morrisville, North Carolina 27560
Telephone:  (919) 855-2100

March 6, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0306

Attn:       Jeffrey P. Riedler
Division of Corporation Finance

Re:          Tenax Therapeutics, Inc.
Registration Statement on Form S-3
Filed February 24, 2015
File No. 333-202244
Request for Acceleration

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Tenax Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-202244), so that it may be declared effective at 4:30 p.m., Eastern Time on Friday, March 6, 2015, or as soon thereafter as is practicable.  The Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to this offering of securities.  As requested, the Company further acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (919) 855-2123.  Thank you in advance for your assistance.

Sincerely,

/s/ Michael B. Jebsen
Michael B. Jebsen
Chief Financial Officer

cc:           Margaret N. Rosenfeld